EXHIBIT 4.1

FORM OF

SECURED PROMISSORY NOTE

____ __, 2022	US$______________

FOR VALUE RECEIVED, VIVAKOR, INC., a corporation organized and existing under the laws of the State of Nevada (the “Issuer”), hereby promises to pay to the order of _______, a limited liability company organized and existing under the laws of the State of _____ (together with its successors or assigns, the “Holder”), the principal amount of ____________ United States Dollars ($_______________), together with all accrued interest due thereon, in each case pursuant to and in accordance with the provisions of Sections 2.2 and 2.3, on or before 5:00 p.m. (central time) on the earlier to occur of (a) ____, 2025 and (b) the date on which the Holder declares the amounts owed hereunder to be immediately due and payable following the occurrence of an Event of Default in accordance with the provisions of Section 6 (such earlier date being hereinafter referred to as the “Maturity Date”). This Promissory Note, as may be amended or supplemented from time to time, shall be referred to herein as the “Note”. This Note is being issued to Holder pursuant Section 3.1 of that certain Membership Interest Purchase Agreement, dated as of June 15, 2022 by and among the Issuer, the Holder and the other parties named therein (the “Purchase Agreement”) as partial consideration for the purchase by the Issuer of the membership interests of each of Silver Fuels Delhi, LLC, a Louisiana limited liability company (“SFD”), and White Claw Colorado City, LLC, a Texas limited liability company (“WCCC” and, together with SFD, the “Company”), owned by the Holder.

1. Defined Terms. Except as otherwise expressly provided herein, the capitalized terms used in this Note shall have the following meanings:

1.1 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which federal banks are authorized or required to be closed for the conduct of commercial banking business.

1.2 “Change of Control” means the occurrence of any one or more of the following: (a) the beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of securities representing more than fifty percent (50%) of the combined voting power of the Issuer is acquired by any “person” as defined in sections 13(d) and 14(d) of the Exchange Act (other than (i) the Issuer, any subsidiary of the Issuer, or any trustee or other fiduciary holding securities under an employee benefit plan of the Issuer, or (ii) the Holder or any affiliate of the Holder); (b) the merger or consolidation of the Issuer with or into another person or entity where the shareholders of the Issuer, immediately prior to such consolidation or merger, would not, immediately after such consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, securities representing in the aggregate fifty percent (50%) or more of the combined voting power of the surviving or resulting person or entity in such consolidation or merger (or of its ultimate parent entity, if any) in substantially the same proportion as their ownership of the Issuer immediately prior to such merger or consolidation; (c) the sale or other disposition of all or substantially all of the Issuer’s assets to any person or entity (other than the sale or disposition by the Issuer of all or substantially all of its assets to a person or entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Issuer, immediately prior to such sale or disposition, in substantially the same proportion as their ownership of the Issuer immediately prior to such sale or disposition); (d) the sale or other disposition of all or substantially all of the Collateral to any person or entity; and (e) the sale or other disposition of all or substantially all of the assets of the Company to any person or entity (other than the sale or disposition by the Company of all or substantially all of its assets to a person or entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Company, immediately prior to such sale or disposition, in substantially the same proportion as their ownership of the Company immediately prior to such sale or disposition).

1.3 "Collateral" has the meaning given to it in the Pledge Agreement.

1.4 “Common Stock” means the common stock, par value $0.001 per share, of the Issuer.

1.5 “Company” has the meaning given to it in the preamble hereof.

1.6 “Default Rate” means a per annum interest rate equal to the lesser of (a) twelve percent (12%) or (b) the maximum interest rate allowable by law.

1.7 “Event of Default” has the meaning given to it in Section 6.1.

1.8 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.9 “Guarantees” means, collectively, the SFD Guaranty and the WCCC Guaranty.

1.10 “Holder” has the meaning given to it in the preamble hereof.

1.11 “Issuer” has the meaning given to it in the preamble hereof.

1.12 “______” means ________, LLC, a _____ limited liability company.

1.13 “ ______ Note” means that certain Secured Promissory Note, of even date herewith, issued by the Issuer in favor of ______.

1.14 “_______ Pledge Agreement” means that certain Pledge Agreement, of even date herewith, by and between the Issuer, as the Pledgor, and _______, as the Secured Party.

1.15 “Loan Documents” means, collectively, this Note, the Pledge Agreement, each of the Guarantees, the _____ Note, the _____Pledge Agreement and Section 6.6 of the Purchase Agreement, in each case together with any and all modifications, amendments, extensions, renewals and substitutions of any of the foregoing.

1.16 “Maturity Date” has the meaning given to it in the preamble hereof.

1.17 “MFCF Certificate” means a certificate, certified by the President or Chief Financial Officer of the Issuer, setting forth in reasonable detail the Issuer’s calculation of Monthly Cash Flow and, if applicable, the number and value of any shares of Unrestricted Common Stock delivered to the Holder in payment thereof and attaching a true, correct and complete copy of the financial statements and other records of the Issuer used to calculate any of the same.

1.18 “Monthly Free Cash Flow” means, for any calendar month, an amount equal to the cash proceeds received by the Company from the product of (a) the sum of (i) the Company’s gross revenue (including service revenue, rents, inventory sales and any other revenues agreed upon in writing by the parties), in each case determined in accordance with GAAP and derived from the Company’s monthly unaudited financial statements prepared in the ordinary course of business, minus (ii) the Company’s operating expenses (excluding all interest expense, amortization, and depreciation), selling, general and administrative expenses, capital expenditures (including, but not limited to, maintenance capital expenditures and expenditures for personal protective equipment and additions to the property, plant, and equipment, including but not limited to the land, current facilities, and pipeline connections) and costs of goods sold, in each case determined in accordance with GAAP and derived from the Company’s monthly unaudited financial statements prepared in the ordinary course of business, plus (iii) the net proceeds of any dispositions of property, plant, equipment or other assets of the Company, in each case determined in accordance with GAAP and derived from Company’s monthly unaudited financial statements prepared in the ordinary course of business, minus (iv) any payments on capital lease obligations of the Company, in each case determined in accordance with GAAP and derived from Company’s monthly unaudited financial statements prepared in the ordinary course of business, and minus (v) any extraordinary expenses incurred by the Company (or by the Issuer for the benefit of the Company) that are approved in writing by the Holder, multiplied by (b) ninety-nine percent (99%); provided, however, that the Monthly Free Cash Flow shall be calculated so as to eliminate the effect of: (A) premiums and other payments in excess of principal and accrued interest associated with the retirement of debt (including, without limitation, payments of income taxes incurred in connection therewith); and (B) tax payments or benefits associated with gains or losses on business divestitures in calculating net cash from operating activities.

1.19 “Note” has the meaning given to it in the preamble hereof.

1.20 “Payment Date” means August 20,2022 and the twentieth (20th) calendar day of each calendar month thereafter; provided, however, that if any such twentieth (20h) calendar day falls on a day that is not a Business Day, then “Payment Date” shall mean the first (1st) Business Day immediately following such twentieth (20th) calendar day.

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1.21 “Pledge Agreement” means that certain Pledge Agreement, of even date herewith, by and between the Issuer, as the Pledgor, and the Holder, as the Secured Party.

1.22 “Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the United States. or, if The Wall Street Journal ceases to quote such rate, then the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, then any similar rate quoted therein (as determined in good faith by the Holder) or any similar release by the Federal Reserve Board (as determined in good faith by the Holder). Each and every change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

1.23 “Purchase Agreement” has the meaning given to it in the preamble hereof.

1.24 “Securities Act” has the meaning given to it the definition of “Unrestricted Common Stock”.

1.25 “Securities Act Exemption” has the meaning given to it the definition of “Unrestricted Common Stock”.

1.26 “SFD” has the meaning given to it in the preamble hereof.

1.27 “SFD Guaranty” means that certain Guaranty Agreement, dated as of the date hereof, issued by SFD in favor of each of the Holder and _____.

1.28 “Threshold Payment Amount” has the meaning given to it in the Purchase Agreement.

1.29 “Unrestricted Common Stock” means Common Stock that is (a) not subject to any lock-up agreement, (b) either registered for resale or saleable when issued pursuant to an exemption (a “Securities Act Exemption”) from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and (iii) listed on the Issuer’s principal trading market. Without in any way limiting the foregoing, for purposes of clause (b) above, Common Stock shall not be deemed to be saleable when issued if it is subject to any resale volume restrictions under Rule 144 of the Securities Act that make impractical the immediate sale of the Common Stock being issued at that time.

1.30 “WCCC” has the meaning given to it in the preamble hereof.

1.31 “WCCC Guaranty” means that certain Guaranty Agreement, dated as of the date hereof, issued by WCCC in favor of each of the Holder and ______.

2. Calculation of Interest; Payments of Principal and Interest; Prepayment.

2.1 Calculation of Interest. The unpaid principal amount of this Note shall bear interest until such principal amount has been indefeasibly paid in full in cash at a rate per annum equal to the sum of (a) the Prime Rate, plus (b) three percent (3.00%). Interest under this Note shall be calculated on the basis of a three hundred and sixty (360)-day year and the actual number of days elapsed, and shall accrue daily on the principal amount outstanding from time to time.

2.2 Payment of Principal and Interest. The principal amount of this Note, together with any and all accrued and unpaid interest thereon, shall be paid to the Holder on a monthly basis in an amount equal to the Monthly Free Cash Flow beginning [June] 25, 2022 and continuing thereafter on each successive Payment Date. Without in any way limiting the foregoing, the then outstanding principal amount of this Note, together with any and all accrued and unpaid interest thereon, shall be due and payable in full in cash or Unrestricted Common Stock on or prior to the the Maturity Date. All payments of principal and interest under this Note shall be paid to the Holder in cash or in Unrestricted Common Stock of the Issuer in accordance with Section 2.3.

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2.3 General Payment Provisions; Application of Payments.

(a) Except as otherwise provided in Section 2.3(b), all payments of principal and interest on this Note shall be made in lawful money of the United States of America by certified bank check or wire transfer to such account(s) as the Holder may designate by written notice to the Issuer in accordance with the provisions of this Note.

(b) Notwithstanding anything contained herein to the contrary, but subject to the limitations set forth in Section 2.3(c) and Section 2.4, the Issuer shall have the right, but not the obligation, to make payments of principal and interest under this Note on any Payment Date via physical delivery to the Holder at its address set forth in Section 7.11 (or via such other means as the Holder shall agree) of shares of Unrestricted Common Stock. Any Unrestricted Common Stock delivered to Holder in accordance with this Section 2.3(b) shall be valued at the volume weighted average price of the Common Stock on Nasdaq (or the Issuer’s then principal trading market) during the five (5) trading days immediately preceding the applicable Payment Date.

(c) Notwithstanding the provisions of Section 2.3(b), (i) the Issuer may not issue any shares of Unrestricted Common Stock to the Holder pursuant to the provisions of this Note without first complying with the provisions of Nasdaq Rule 5635(d), (ii) with respect to any payment of Monthly Free Cash Flow pursuant to the provisions of Section 2.2, no more than fifty percent (50%) of the amount of such Monthly Free Cash Flow shall be paid to the Holder via delivery of Unrestricted Common Stock without the prior written approval of the Holder and (iii) no more than fifty percent (50%) of the original principal amount of this Note may be paid to the Holder via delivery of Unrestricted Common Stock without the prior written approval of the Holder.

(d) In addition to the payment of Monthly Cash Flow pursuant to this Note, on each Payment Date, the Issuer shall deliver to the Holder a MFCF Certificate.

(e) Each payment of Monthly Cash Flow pursuant to this Note (whether in cash, shares of Unrestricted Common Stock or any combination of the foregoing) shall be applied to the payment of the obligations of the Issuer hereunder as follows: (i) first, to the payment of any costs, expenses or other amounts (other than principal and interest) owed to the Holder hereunder; (ii) second, to the payment of any and all accrued and unpaid interest; and (iii) thereafter, to the payment of the then outstanding principle amount of this Note.

2.4 Optional Prepayment. Subject to Section 2.3(c), the Issuer may pre-pay this Note, in whole or in part, in cash or Unrestricted Common Stock without penalty or premium at any time.

3. Obligations Secured. Until such time as the Holder shall have received the indefeasible payment in full of the Threshold Payment Amount, the timely and full payment of any and all principal, interest and other amounts due and owing to the Holder pursuant to this Note and the other Loan Documents and the payment of any and all other obligations owed to the Holder by the Issuer hereunder or thereunder shall be secured solely by, and to the extent set forth in, the Pledge Agreement.

4. Obligations Guaranteed. The timely and full payment of any and all principal, interest and other amounts due and owing to the Holder pursuant to this Note and the other Loan Documents and the payment of any and all other obligations owed to the Holder by the Issuer hereunder or thereunder are guaranteed solely by, and to the extent set forth in, the Guarantees.

5. Covenants of the Issuer.

5.1 Title to Collateral and Risk of Loss. Until such time as the Holder shall have received the indefeasible payment in full of the Threshold Payment Amount, the Issuer shall (and shall cause the Company to) keep the Collateral free and clear of all liens, claims and burdens, including warehouseman's liens, materialmen's liens, and other liens or claims that may accrue, save and except for those created pursuant to the Loan Documents and those permitted or imposed by applicable law.

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5.2 Taxes, Expenses and Other Payments. The Issuer shall (or shall cause the Company to) timely pay, remit and/or tender any and all amounts due to any governmental authority for any and all taxes, fees, charges or other assessments relating to the Collateral, the business or operations of the Issuer or the Company or the ownership of the Issuer’s or the Company’s assets.

5.3 Licenses, Permits, Regulatory Filings and Compliance. The Issuer shall (or shall cause the Company to) obtain and maintain all licenses and permits necessary to own the Collateral and otherwise to operate the Company as currently operated.

5.4 Location of Collateral. The address of the chief executive office of the Issuer and the office where the Issuer holds the Collateral and the books and records related thereto is 4101 North Thanksgiving Way, Lehi, Utah 8404, and, until such time as the Holder shall have received the indefeasible payment in full of the Threshold Payment Amount, the Issuer shall not change the location of its chief executive office or office where it keeps the Collateral and the books and records related thereto without ten (10) days advance written notice to the Holder.

5.5 Audit and Inspection Rights. At all times, the Holder or its authorized representatives shall have sufficient access to and the right to inspect and audit all or any portion of the Collateral and the books and records of the Issuer relating to its performance of its obligations under this Note and the other Loan Documents, and to verify the Issuer’s compliance therewith. Notwithstanding the foregoing, (a) any such inspection and audit shall be conducted during normal business, upon reasonable notice to the Issuer, at Issuer’s expense and in a manner as not to interfere unreasonably with the business and operation of the Issuer or the Company and (b) the Holder and/or its authorized representatives shall conduct no more than one (1) such inspection and audit in calendar year 2022 and no more than two (2) such inspections and audits during any calendar year thereafter, unless, in each case, an Event of Default has occurred and is continuing, during which time the Holder and/or its authorized representatives may conduct as many such inspections and audits as it may determine in good faith.

5.6 Conduct and Preservation of Business. Except as expressly provided in the Loan Documents, the Issuer will cause the Company (a) to conduct its business operations in the ordinary course of business and in material compliance with all applicable Laws and (b) to maintain and to preserve intact the businesses of the Company in all material respects with a view toward preserving the value thereof prior to the Maturity Date.

5.7 Restriction on Certain Actions. Without limiting the generality of Section 5.6, and except (a) as otherwise expressly provided in the Loan Documents or (b) as required by applicable Law, the Issuer will not, directly or indirectly, without the prior written consent of the Holder, take or otherwise permit or consent to (and shall cause the Company not to take or otherwise permit or consent to) any of the following actions, in each case until such time as the Holder shall have received the indefeasible payment in full of the Threshold Payment Amount:

(i) any issuance or sale of any equity securities of or in the Company;

(ii) any sale, lease, transfer or otherwise disposition of any material assets of the Company, except for (i) sales to parties other than the Holder or its Affiliates of inventory in the ordinary course of business or personal property in the ordinary course of business that is either replaced by equivalent property or normally consumed in the operation of the Company’s businesses and (ii) sales of any other assets of the Company that are not material to the operation of its businesses and that do not exceed one hundred thousand dollars ($100,000) in the aggregate;

(iii) the adoption of any plan of complete or partial liquidation or any resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization of the Company;

(iv) (A) any creation, incurrence, guarantee or assumption of any indebtedness by the Company for borrowed money or the Company otherwise becoming liable or responsible for the obligations of any other person or entity; (B) the making by the Company of any loans, advances, or capital contributions to, or investments in, any other person or entity in excess of two hundred thousand dollars ($200,000) in the aggregate; (C) any pledge or mortgage of, or the granting of any lien, security interest or other encumbrance in, on or with respect to, any of the Collateral or any of the properties or other assets of the Company; or (D) the entering into of any agreement with respect to any of the foregoing;

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(v) other than in the ordinary course of business or pursuant to the terms of any employe benefits plan as in effect as of the date hereof, and except as would not otherwise be reasonably expected to result in any liability or cost to Holder (or its Affiliates), (i) the entering into, adoption, material amendment or termination of any employee benefits plan of the Company; (ii) any material increase in the compensation or fringe benefits of any employee of the Company (other than in connection with new hires or promotions); (iii) the payment to any employee of the Company of any severance, bonus, incentive compensation or any other material benefit; or (iv) the hiring, or the termination (other than for cause) of the employment, of any employee of the Company whose annual compensation exceeds two hundred thousand dollars ($200,000);

(vi) any direct or indirect acquisition, purchase or lease (whether by merger, consolidation, acquisition of stock, acquisition of all or substantially all assets or otherwise) of any assets for the Company, except for (i) the acquisition or purchase of assets in the ordinary course of business, or (ii) the acquisition or purchase of assets, the value of which does not exceed two hundred thousand dollars ($200,000) in the aggregate;

(vii) any amendment to any of the governing documents of the Issuer or the Company that is adverse to the Holder or to its security interest in the Collateral or that restricts or otherwise limits the ability of the Issuer or the Company to perform its obligations under the Loan Documents;

(viii) (A) any amendment, modification or waiver of any material right or obligation under, or any transfer of any material right in, any Material Contract (as defined in the Purchase Agreement) or (B) the entering into of any contract or other agreement that would constitute a Material Contract if it had been entered into prior to the date hereof, less, save and except for any contract or agreement with third parties for the physical purchase of crude oil, consdensate, and constituent liquid hydrocarbon commodities in the ordinary course of business;

(ix) (A) the making, change or revocation any tax election applicable to the Company, (B) the settlement or compromise of any material tax claim or liability or the entering into any agreement with respect to the same if such settlement or compromise would have an adverse effect on the Holder or the Collateral, (C) the adoption of any change to (or the making of any request to any taxing authority to change) the Company’s method of accounting for tax purposes if such change could reasonably be expected to affect adversely the Holder or the Collateral or (D) the preparation or filing of any tax return (or any amendment, modification or supplement thereto) unless such tax return (or such amendment, modification or supplement) shall have been prepared in a manner consistent with the past practice of the Company;

(x) any declaration, setting aside, making or payment of any dividend or other distribution in respect of any of the outstanding equity securities of the Company, or the repurchase, redemption or otherwise acquisition of any outstanding equity securities of the Company;

(xi) any entering into of any contract or other agreement that restrains, restricts, limits or impedes the ability of the Company (i) to compete with any person or entity, (ii) to conduct any business or line of business in any geographic area or (iii) to hire or to solicit the employment of any person; or

(xii) the entering into of any written agreement to take any of the actions described in this Section 5.7.

5.8 Notice of Material Events. Upon becoming aware thereof, the Issuer will promptly notify the Holder in writing of any circumstance, claim, action or proceeding that could reasonably be expected to affect materially and adversely the value of, or the Issuer’s title to, any of the Collateral, or the effectiveness of the Holder’s lien and security interest therein.

5.9 Registration Statement. To the extent applicable, with respect to any shares of Unrestricted Common Stock delivered to the Issuer pursuant to the provisions of Section 2.3(b) of this Note, the Issuer shall comply with the covenants and agreements set forth in Section 6.6 of the Purchase Agreement, and all such covenants and agreements are hereby incoporated herein by reference mutatis mutandis.

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6. Defaults and Remedies.

6.1 Events of Default. An “Event of Default” means: (a) the Issuer shall fail to pay any interest or principal due under this Note on or before the date on which any such payment shall be due and payable and such failure continues or remains uncured for three (3) Business Days following written demand therefor by the Holder to the Issuer; (b) the Issuer shall fail to pay any other amounts due under this Note or any of the other Loan Documents on or before the date on which any such payment shall be due and payable and such failure continues or remains uncured for three (3) Business Days following written demand therefor by the Holder to the Issuer; (c) the Issuer shall fail to pay the Threshold Payment Amount on or before the date that is eighteen (18) months after the Closing Date; (d) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Issuer or any of its debts, or of a substantial part of its assets, under any Debtor Relief Laws or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Issuer or for a substantial part of its assets, and, in any of such cases, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; (e) the Issuer shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Debtor Relief Laws, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in Section 6.1(d), (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Issuer or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against the Issuer in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; (f) the Issuer shall admit in writing its inability to, or publicly declare its intention not to, or generally fail to, pay its debts as they become due; (g) any written warranty, representation, certificate or statement of the Issuer in this Note or any other Loan Document shall be false or misleading in any material respect when made or deemed made; (h) the Issuer shall fail to perform, comply with or abide by any of the other stipulations, agreements, conditions and/or covenants of the Issuer contained in this Note or any of the _____Note (other than the obligation to pay principal and interest and the obligation to pay any other amounts, which shall be governed by Sections 6.1(a) and 6.1(b), respectively), and such failure continues or remains uncured beyond any stated notice or cure period otherwise applicable thereto or, if no such notice or cure period has been expressly prescribed with respect thereto, then for a period of fifteen (15) days following receipt of written notice from the Holder to the Issuer; (i) any “Event of Default” under any of the other Loan Documents shall have occurred and be continuing; or (j) a Change of Control shall occur with respect to the Issuer.

6.2 Remedies. Upon the occurrence and during the continuance of an Event of Default, interest on this Note shall automatically accrue at the Default Rate, and, in addition to all other rights or remedies the Holder may have, at law or in equity, the Holder may, in its sole discretion, accelerate full repayment of all principal amounts outstanding hereunder, together with accrued interest thereon, together with all reasonable attorneys’ fees, paralegals’ fees and actual costs and expenses incurred by the Holder in collecting or enforcing payment hereof (whether such fees, costs or expenses are incurred in negotiations, all trial and appellate levels, administrative proceedings, bankruptcy proceedings or otherwise), and together with all other sums due by the Issuer hereunder and under the Loan Documents, all without any relief whatsoever from any valuation or appraisement laws, and payment thereof may be enforced and recovered in whole or in part at any time by one or more of the remedies provided to the Holder at law, in equity, or under this Note or any of the other Loan Documents. In connection with the Holder’s rights hereunder upon an Event of Default, the Holder need not provide, and the Issuer hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately enforce any and all of its rights and remedies hereunder and all other remedies available to it in equity or under applicable law. Notwithstanding anything in this Note or any of the other Transaction Documents to the contrary, until such time as the Holder shall have received the indefeasible payment in full of the Threshold Payment Amount, the Holder’s sole and exclusive remedies upon the occurrence of an Event of Default hereunder shall be (a) the imposition and charging of the Default Rate, (b) the acceleration of all principal, interest and other amounts then outstanding hereunder and (c) the exercise of the Holder’s rights and remedies pursuant to and in accordance with the Pledge Agreement.

7. Miscellaneous.

7.1 Lost or Stolen Note. Upon notice to the Issuer of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Issuer in a form reasonably acceptable to the Issuer and, in the case of mutilation, upon surrender and cancellation of the Note, the Issuer shall execute and deliver a new Note of like tenor and date and in substantially the same form as this Note.

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7.2 Severability. In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal, or unenforceable, in whole or in part, in any respect, or in the event that any one or more of the provisions of this Note operates or would prospectively operate to invalidate this Note, then and in any of those events, only such provision or provisions shall be deemed null and void and shall not affect any other provision of this Note. The remaining provisions of this Note shall remain operative and in full force and effect and shall in no way be affected, prejudiced, or disturbed thereby.

7.3 Cancellation. After all principal, accrued interest and other amounts at any time owed on this Note has been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Issuer for cancellation and shall not be re-issued.

7.4 Entire Agreement and Amendments. This Note, together with the other Loan Documents represents the entire agreement between the parties hereto with respect to the subject matter hereof and thereof, and there are no representations, warranties or commitments, except as set forth herein and therein. This Note may be amended only by an instrument in writing executed by the parties hereto.

7.5 Binding Effect. This Note shall be binding upon the Issuer and the successors and assigns of the Issuer and shall inure to the benefit of the Holder and the successors and assigns of the Holder.

7.6 Governing Law and Venue. This Note and any dispute arising hereunder shall be governed by and construed in accordance with the Laws of the State of Nevada, excluding its conflicts of laws provisions or rule that would cause the application of laws of any jurisdiction other than those of the State of Nevada. Each of Holder an Issuer hereby irrevocably submits to the exclusive jurisdiction of any federal court the located in the State of Nevada, for the purposes of any action arising out of this Note or the subject matter hereof brought under this Note.

7.7 WAIVER OF JURY TRIAL. THE ISSUER AND THE HOLDER EACH HEREBY: (i) COVENANT AND AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY A JURY; AND (ii) WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH THE ISSUER, THE COMPANY AND THE HOLDER MAY BE PARTIES, ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY PERTAINING TO THIS NOTE, ANY OF THE OTHER LOAN DOCUMENTS AND/OR ANY TRANSACTIONS, OCCURRENCES, COMMUNICATIONS, OR UNDERSTANDINGS (OR THE LACK OF ANY OF THE FOREGOING) RELATING IN ANY WAY TO THE DEBTOR-CREDITOR RELATIONSHIP BETWEEN THE PARTIES. IT IS UNDERSTOOD AND AGREED THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTIONS OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS AGREEMENT. THIS WAIVER OF JURY TRIAL IS SEPARATELY GIVEN, KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY THE ISSUER AND THE HOLDER, AND THE ISSUER AND THE HOLDER HEREBY AGREE THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO MODIFY OR NULLIFY IN ANY WAY ITS EFFECT. THE ISSUER IS HEREBY AUTHORIZED TO SUBMIT THIS AGREEMENT TO ANY COURT HAVING JURISDICTION OVER THE SUBJECT MATTER HEREOF AND/OR THE ISSUER, THE COMPANY AND THE HOLDER, SO AS TO SERVE AS CONCLUSIVE EVIDENCE OF SUCH WAIVER OF RIGHT TO TRIAL BY JURY. THE ISSUER AND THE HOLDER HEREBY REPRESENT AND WARRANT THAT EACH OF THEM HAS BEEN REPRESENTED IN THE EXECUTION AND DELIVERY OF THIS NOTE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND/OR THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH SUCH COUNSEL.

7.8 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note or the Pledge Agreement, at law or in equity.

7.9 Specific Shall Not Limit General; Construction. No specific provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Issuer and the Holder and shall not be construed against any person as the drafter hereof.

7.10 Failure or Indulgence Not Waiver. No failure or delay on the part of this Note in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

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7.11 Notice. All notices required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) as of the date delivered if delivered personally, by courier or by courier service, (b) three (3) Business Days after deposit in the United States mail, registered or certified mail, postage prepaid, return receipt requested, or (c) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient). The addresses and e-mail addresses for such communications are:

the Issuer:	Vivakor, Inc.

4101 North Thanksgiving Way

Lehi, UT 84043

Attn: Matt Nicosia

Email: matt@vivakor.com

with a copy to:	Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Iselin, New Jersey 08830

Attn: Joseph Lucosky; Scott Linsky

Email: jlucosky@lucbro.com; slinsky@lucbro.com

the Holder:	____________, LLC

5151 Beltline Road, Suite 715

Dallas, Texas 75234

Attn: James Ballengee

Email: jballengee@whiteclawcrude.com

With a copy to:	Jackson Walker LLP

2323 Ross Avenue, Suite 600

Dallas, TX 75201

Attn: Pat Knapp

Email: pknapp@jw.com

[Signature page follows]

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IN WITNESS WHEREOF, the parties have caused this Note to be executed on and as of the date set forth above.

VIVAKOR, INC.,

a Nevada corporation

By:

Name:

Title:

Acknowledged and Accepted:

_______________, LLC,

a _________limited liability company

By:

Name:

Title:

[Signature Page to Promissory Note]